SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CORPORATE EVENT CALENDAR

Company Data

Company Name	Net Serviços de Comunicação S.A.

Central Office Address	Rua Verbo Divino. 1356
São Paulo – SP – 04719-002 – Brasil

Website	www.netservicos.com.br

Investor Relations Officer	Name: João Adalberto Elek Júnior
E-mail (1): joao.elek@netservicos.com.br
E-mail (2): ri@netservicos.com.br
Phone: (55 11) 2111-2785
Fax: (55 11) 2111-2780

Publications (and locality) in which its corporate documents are published	Valor Econômico and Diário Oficial do Estado de São Paulo

The Company is joined to the Market’s arbitration committee, as per the arbitration clause included in its Bylaws.

Annual Financial Statements and Consolidated Financial Statements, when applicable, as of 12/31/2006

Event	Date

Accessible to Stockholders	02/06/2007

Publication	02/05/2007

Submission to BOVESPA	02/06/2007

Standardized Financial Statements (DFP), as of 12/31/2006

Event	Date

Submission to BOVESPA	02/02/2007

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards (US GAAP), for the fiscal year ended December 31, 2006

Event	Date

Submission to BOVESPA	02/02/2007

Annual Financial Statements (IAN), as of 12/31/2006

Event	Date

Submission to BOVESPA	05/02/2007

Quarterly Financial Statements – ITR

Event	Date

Submission to BOVESPA
• Referring to 1st quarter 2007	04/19/2007
• Referring to 2nd quarter 2007	07/19/2007
• Referring to 3rd quarter 2007	10/18/2007

Submission to BOVESPA – Earnings Release in US GAAP
• Referring to 1st quarter 2007	04/19/2007
• Referring to 2nd quarter 2007	07/19/2007

1

• Referring to 3rd quarter 2007	10/18/2007

Ordinary Shareholders Meeting

Event	Date

Publication of the Call Notice	03/14/2007

Submission of the Call Notice to BOVESPA accompanied by the	03/14/2007
Administrative Proposal, when available

Ordinary Shareholders Meeting (1st Call Notice)	04/02/2007

Submission of the Minutes of the Ordinary Shareholders Meeting to	04/02/2007
BOVESPA

Extraordinary Shareholders Meeting scheduled

Event	Date

Publication of the Call Notice	03/14/2007

Submission of the Call Notice to BOVESPA accompanied by the	03/14/2007
Administrative Proposal, when available

Extraordinary Shareholders Meeting (1st Call Notice)	04/02/2007

Submission of the Minutes of the Extraordinary Shareholders Meeting to	04/02/2007
BOVESPA
Event
Publication of the Call Notice	05/24, 25 and 28/2007
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	05/23/2007
Extraordinary Shareholders Meeting (1st Call Notice)	06/11/2007
Submission of the Minutes of the Extraordinary Shareholfers Meeting to BOVESPA	06/11/2007

Public Meeting with Investors

Event	Date

Apimec Meeting São Paulo (Local: Grand Hyatt São Paulo - Av. Nações Unidas, 13.301)	02/06/2007
Apimec Meeting Rio de Janeiro (Local: Hotel Sofitel Rio de Janeiro - Av. Atlântica, 4240)	02/09/2007
Apimec Meeting São Paulo (Local: Grand Hyatt São Paulo - Av. Nações Unidas, 13.301)	04/24/2007
Apimec Meeting Rio de Janeiro (Local: Hotel Sofitel Rio de Janeiro - Av. Atlântica, 4240)	04/25/2007
Apimec Meeting São Paulo (Local: Grand Hyatt São Paulo - Av. Nações Unidas, 13.301)	07/24/2007
Apimec Meeting Rio de Janeiro (Local: Hotel Sofitel Rio de Janeiro - Av. Atlântica, 4240)	07/25/2007
Apimec Meeting São Paulo (Local: Grand Hyatt São Paulo - Av. Nações Unidas, 13.301)	10/22/2007
Apimec Meeting Rio de Janeiro (Local: Othon Palace Rio - Av. Atlântica, 3264 - Copacabana)	10/25/2007
Apimec Meeting Porto Alegre (Local: Hotel Deville Porto Alegre Av. dos Estados, 1909)	11/23/2007
Apimec Meeting Belo Horizonte (Local: Luminis - Rua Tomé Souza 273)	11/26/2007
Apimec Meeting Brasília (Local: Naoum Plaza Hotel - SHS Qd. 05 Bl H)	11/28/2007

Board of Directors Meeting scheduled

Event	Date

Board of Directors Meeting (election of the Chief Financial and Investor Relations Officer)	03/15/2007

Submission of the main deliberations of the Board of Director's Meeting to BOVESPA	03/15/2007

Submission of the Minutes of the Board of Director's Meeting to BOVESPA	03/15/2007

Board of Directors Meeting (Vivax’s Corporate Reorganization)	05/23/2007

Submission of the main deliberations of the Board of Director's Meeting to BOVESPA	05/24/2007

Submission of the Minutes of the Board of Director's Meeting to BOVESPA	05/24/2007

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.